FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit 1	Supplementary Prospectus dated 1 April 2011
Exhibit 2	Publication of Prospectus dated 7 April 2011
Exhibit 3	RBS Investor Seminars on its UK Corporate Division dated 8 April 2011
Exhibit 4	Director/PDMR Shareholding dated 8 April 2011
Exhibit 5	Form 8.3 - [Praesepe plc] dated 12 April 2011
Exhibit 6	Annual Information Update dated 14 April 2011
Exhibit 7	Supplementary Prospectus dated 19 April 2011
Exhibit 8	Dividend Declaration dated 26 April 2011
Exhibit 9	Publication of Prospectus dated 27 April 2011
Exhibit 10	Blocklisting Interim Review dated 28 April 2011
Exhibit 11	Total Voting Rights dated 28 April 2011

Exhibit 1

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc £90,000,000,000 Euro Medium Term Note Programme dated 1 April 2011

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1632E_-2011-4-1.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact:

Emete Hassan
Head of Debt Investor Relations
The Royal Bank of Scotland Group plc
280 Bishopsgate
London EC2M 4RB

TEL: + 44 20 7672 1758
FAX: + 44 20 7672 1801

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 2

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Offering Memorandum to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc
U.S.$35,000,000,000 Medium-Term Note Program dated 7 April 2011

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5229E_-2011-4-7.pdf

A copy of the above Supplementary Offering Memorandum has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact:

Emete Hassan
Head of Debt Investor Relations
The Royal Bank of Scotland Group plc
280 Bishopsgate
London EC2M 4RB

TEL: + 44 20 7672 1758
FAX: + 44 20 7672 1801

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Offering Memorandum (and the Offering Memorandum to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Offering Memorandum) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Offering Memorandum is not addressed. Prior to relying on the information contained in the Offering Memorandum and the Supplementary Offering Memorandum you must ascertain from the Offering Memorandum whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 3

The Royal Bank of Scotland Group plc - RBS Investor Seminars on its UK Corporate Division

RBS will be hosting three investor seminars on its UK Corporate division on Friday 8th April 2011. A live webcast will be held at 2.30pm UK time and will be shown along with accompanying slides on our website www.rbs.com/ir.

If you would like a copy of this presentation in a different format (eg. large print, audio or braille) please contact the Investor Relations team on +44 20 7672 1758 or investor.relations@rbs.com.

For further information:

Investor Relations
Richard O'Connor
Head of Investor Relations
+44 (0) 20 7672 1758

Exhibit 4

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

i

3. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

287

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0000005%

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£0.4359

14. Date and place of transaction

7 April 2011

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

239,876 shares     0.00041%

16. Date issuer informed of transaction

7 April 2011

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Group Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification

8 April 2011

Exhibit 5

FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE
~~/DEALING DISCLOSURE~~
BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Identity of the person whose positions/~~dealings~~ are being disclosed:	The Royal Bank of Scotland Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a): The naming of nominee or vehicle companies is insufficient	-
(c) Name of offeror/offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Praesepe plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/~~dealing undertaken~~ :	11/04/2011
(f) Has the discloser previously disclosed, or are they today disclosing, under the Code in respect of any other party to this offer?	NO

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

(a) Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	Ordinary 1p shares
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	24,997,333	6.1673	0	0.00
(2) Derivatives (other than options):	0	0.00	0	0.00
(3) Options and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	24,997,333	6.1673	0	0.00

Class of relevant security:	Warrants
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	11,248,950	39.4700	0	0.00
(2) Derivatives (other than options):	0	0.00	0	0.00
(3) Options and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	11,248,950	39.4700	0	0.00

All interests and all short positions should be disclosed.

Details of any open derivative or option positions, or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b) Rights to subscribe for new securities (including directors' and other executive options)

Class of relevant security in relation to which subscription right exists:
Details, including nature of the rights concerned and relevant percentages:

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1©, copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

(a) Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit

(b) Derivatives transactions (other than options)

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)          Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii) Exercising

Class of relevant security	Product description e.g. call option	Number of securities	Exercise price per unit

(d) Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

The currency of all prices and other monetary amounts should be stated.

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

4.         OTHER INFORMATION

(a) Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
If there are no such agreements, arrangements or understandings, state "none"

None

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
        (i) the voting rights of any relevant securities under any option; or
        (ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

None

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	NO

Date of disclosure:	12 April 2011
Contact name:	Richard Hopkins
Telephone number:	020 7672 0354

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service and must also be emailed to the Takeover Panel at monitoring@disclosure.org.uk.  The Panel's Market Surveillance Unit is available for consultation in relation to the Code's dealing disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk.

Exhibit 6

THE ROYAL BANK OF SCOTLAND GROUP PLC
 (the "Company")

ANNUAL INFORMATION UPDATE

In accordance with the requirements of Prospectus Rule 5.2, the following summarises the information and documents published or made available to the public by the Company throughout the twelve month period up to and including 13 April 2011.

1.  Stock Exchange Announcements

The announcements listed below were published on the London Stock Exchange via RNS, a Regulatory Information Service and can be obtained from their website at
www.londonstockexchange.com
or via the Company's own website
www.rbs.com.

Date	Announcement

12 Apr 2010	Holding(s) in Company
13 Apr 2010	Annual Information Update
14 Apr 2010	The Royal Bank of Scotland plc - Cancellation of Subscription Period
15 Apr 2010	The Royal Bank of Scotland plc - Article 8 Notification
15 April 2010	Publication of Prospectus
16 Apr 2010	Blocklisting Six Monthly Return
19 Apr 2010	Publication of Prospectus
19 Apr 2010	Publication of Prospectus
22 Apr 2010	Holding(s) in Company
22 Apr 2010	Dividend Declaration
23 Apr 2010	The Royal Bank of Scotland plc - Amendment to Final Terms
23 Apr 2010	The Royal Bank of Scotland plc - Amendment to Final Terms
23 Apr 2010	The Royal Bank of Scotland plc - Amendment to Final Terms
23 Apr 2010	The Royal Bank of Scotland plc - Amendment to Final Terms
26 Apr 2010	Form 8.3 - [Chloride Group plc]
26 Apr 2010	Form 8.3 - [Universe Group plc]
27 Apr 2010	Form 8.3 - [Chloride Group plc] - Amendment
27 Apr 2010	Form 8.3 - [Chloride Group plc] - Amendment
27 Apr 2010	Form 8.3 - [Universe Group plc]
28 Apr 2010	Filing of Annual Report On Form 20-F With US SEC
28 Apr 2010	Debit Tender and Exchange Offers
28 Apr 2010	Tender Offer Conditions
28 Apr 2010	Result of 7.0916% Class Meeting
28 Apr 2010	Result of 7.387% Class Meeting
28 Apr 2010	Result of General Meeting
28 Apr 2010	Result of AGM
28 Apr 2010	Form 8.3 - [Chloride Group plc]
28 Apr 2010	The Royal Bank of Scotland plc - Publication of Prospectus
28 Apr 2010	National Westminster Bank Plc - Filing of Annual Report On Form 20-F With US SEC
28 Apr 2010	National Westminster Bank Plc - Tender Offer Conditions
28 Apr 2010	The Royal Bank of Scotland plc - Structured Medium Term Note Programme
28 Apr 2010	Annual General Meeting / General Meeting Statement
29 Apr 2010	Form 8.3 - [Chloride Group plc]
29 Apr 2010	Non-US Tender and Exchange Offer Acceptances
29 Apr 2010	The Royal Bank of Scotland plc - Article 8 Notification
29 Apr 2010	The Royal Bank of Scotland plc - Article 8 Notification
29 Apr 2010	The Royal Bank of Scotland plc - Article 8 Notification
29 Apr 2010	The Royal Bank of Scotland plc - Publication of Prospectus
30 Apr 2010	The Royal Bank of Scotland plc - Publication of Prospectus
30 Apr 2010	The Royal Bank of Scotland plc - Euro Medium Term Note Programme
30 Apr 2010	The Royal Bank of Scotland plc - Article 8 Notification
30 Apr 2010	The Royal Bank of Scotland plc - Article 8 Notification
04 May 2010	Preliminary Results of US Tender Offer
04 May 2010	Form 8.3 - [Chloride Group plc]
04 May 2010	National Westminster Bank Plc - Preliminary Results of US Tender Offer
05 May 2010	The Royal Bank of Scotland plc - Article 8 Notification
05 May 2010	The Royal Bank of Scotland plc - Article 8 Notifications
06 May 2010	Final Results of US Tender Offer (National Westminster Bank Plc)
06 May 2010	Holding(s) in Company
06 May 2010	Holding(s) in Company
06 May 2010	Form 8.3 - [Chloride Group plc]
06 May 2010	Final Results of US Tender Offer
07 May 2010	Interim Management Statement Part 1 of 10
07 May 2010	Interim Management Statement Part 2 of 10
07 May 2010	Interim Management Statement Part 3 of 10
07 May 2010	Interim Management Statement Part 4 of 10
07 May 2010	Interim Management Statement Part 5 of 10
07 May 2010	Interim Management Statement Part 6 of 10
07 May 2010	Interim Management Statement Part 7 of 10
07 May 2010	Interim Management Statement Part 8 of 10
07 May 2010	Interim Management Statement Part 9 of 10
07 May 2010	Interim Management Statement Part 10 of 10
07 May 2010	Holding(s) in Company
10 May 2010	Director/PDMR Shareholding
11 May 2010	Publication of Prospectus
11 May 2010	UBS Global Financial Services Conference
11 May 2010	Final Settlement Reached With US Dept of Justice
11 May 2010	Publication of Prospectus
12 May 2010	Form 8.3 - [Chloride Group plc]
13 May 2010	The Royal Bank of Scotland plc - Publication of Prospectus
13 May 2010	The Royal Bank of Scotland plc - Publication of Prospectus
14 May 2010	Director/PDMR Shareholding
14 May 2010	Form 8.3 - [Chloride Group plc]
17 May 2010	Holding(s) in Company
18 May 2010	Form 8.3 - [Chloride Group plc]
19 May 2010	Disposal of RBS Factor S.A.
20 May 2010	The Royal Bank of Scotland plc - Cancellation and Article 8 Notification
20 May 2010	Form 8.3 - [Chloride Group plc]
21 May 2010	National Westminster Bank Plc - Dividend Declaration
21 May 2010	The Royal Bank of Scotland plc - Redemption of RBS Notes
21 May 2010	The Royal Bank of Scotland plc - Publication of final terms
21 May 2010	The Royal Bank of Scotland plc - Publication of Prospectus
21 May 2010	Dividend Declaration
21 May 2010	The Royal Bank of Scotland plc - Publication of Prospectus
24 May 2010	Director/PDMR Shareholding
25 May 2010	The Royal Bank of Scotland plc - Amendment to Final Terms
25 May 2010	Form 8.3 - [Chloride Group plc]
26 May 2010	Publication of Prospectus
26 May 2010	Changes to Composition of Remuneration Committee
26 May 2010	Publication of Prospectus
27 May 2010	Holding(s) in Company
28 May 2010	The Royal Bank of Scotland plc - Publication of Prospectus
28 May 2010	The Royal Bank of Scotland plc - Publication of Prospectus
02 Jun 2010	The Royal Bank of Scotland plc - Publication of Prospectus
02 Jun 2010	The Royal Bank of Scotland plc - Publication of Prospectus
02 Jun 2010	The Royal Bank of Scotland plc - Publication of Prospectus
02 Jun 2010	The Royal Bank of Scotland plc - Publication of Prospectus
02 Jun 2010	The Royal Bank of Scotland plc - Publication of Prospectus
02 Jun 2010	The Royal Bank of Scotland plc - Publication of Prospectus
02 Jun 2010	Director/PDMR Shareholding
03 Jun 2010	The Royal Bank of Scotland plc - Article 8 Notification
08 Jun 2010	Director/PDMR Shareholding
09 Jun 2010	The Royal Bank of Scotland plc - Article 8 Notification
10 Jun 2010	The Royal Bank of Scotland plc - Publication of Prospectus
10 Jun 2010	The Royal Bank of Scotland plc - Publication of Prospectus
10 Jun 2010	Publication of Prospectus
10 Jun 2010	Publication of Prospectus
10 Jun 2010	The Royal Bank of Scotland plc - Publication of Registration Document
10 Jun 2010	The Royal Bank of Scotland plc - Article 8 Notifications
10 Jun 2010	The Royal Bank of Scotland plc - Article 8 Notifications
10 Jun 2010	The Royal Bank of Scotland plc - Article 8 Notifications
10 Jun 2010	Publication of Registration Document
10 Jun 2010	Goldman Sachs European Financials Conference
11 Jun 2010	The Royal Bank of Scotland plc - Amendment to Final Terms
14 Jun 2010	RBS N.V. Agrees Sale of Argentinean Business
14 Jun 2010	The Royal Bank of Scotland plc - Redemption Notice - Celtic Residential
15 Jun 2010	The Royal Bank of Scotland plc - Article 8 Notification
16 Jun 2010	Disposal of Retail Banking Business in UAE
16 Jun 2010	Share Sale Agreement for RBS Pakistan
17 Jun 2010	Acquisition
17 Jun 2010	Disposal of RBS Retail Business in Kazakhstan
18 Jun 2010	The Royal Bank of Scotland plc - Article 8 Notification
18 Jun 2010	The Royal Bank of Scotland plc - Publication of Final Terms
21 Jun 2010	The Royal Bank of Scotland plc - Publication of Final Terms
25 Jun 2010	The Royal Bank of Scotland plc - Publication of Final Terms
28 Jun 2010	The Royal Bank of Scotland plc - Article 8 Notifications
28 Jun 2010	The Royal Bank of Scotland plc - Article 8 Notification
28 Jun 2010	The Royal Bank of Scotland plc - Article 8 Notification
28 Jun 2010	RBS Investor Round Tables on Non-Core Division
29 Jun 2010	Director/PDMR Shareholding
01 Jul 2010	Ulster Bank ireland Limited - Publication of Prospectus
02 Jul 2010	RBS Completes Sale of RBS Sempra Commodities
02 Jul 2010	Acquisition of RBS businesses in India
02 Jul 2010	The Royal Bank of Scotland plc - Article 8 Notification
02 Jul 2010	RBS announces sale of Indian Banking Operations
06 Jul 2010	Form 8.3 - [VT Group plc]
08 Jul 2010	The Royal Bank of Scotland plc - Article 8 Notification
08 Jul 2010	Director/PDMR Shareholding
14 Jul 2010	Holding(s) in Company
14 Jul 2010	The Royal Bank of Scotland plc - Publication of Prospectus
14 Jul 2010	The Royal Bank of Scotland plc - Amendment to Final Terms
16 Jul 2010	The Royal Bank of Scotland plc - Article 8 Notifications
19 Jul 2010	Holding(s) in Company
22 Jul 2010	The Royal Bank of Scotland plc - Article 8 Notifications
22 Jul 2010	The Royal Bank of Scotland plc - Article 8 Notifications
23 Jul 2010	The Royal Bank of Scotland plc - Article 8 Notifications
23 Jul 2010	Results of EU Stress Test Exercise
27 Jul 2010	The Royal Bank of Scotland plc - Article 8 Notifications
29 Jul 2010	The Royal Bank of Scotland plc - Publication of Prospectus
30 Jul 2010	Total Voting Rights
03 Aug 2010	RBS Agrees Settlement with FSA
04 Aug 2010	RBS Agrees Sale of Branches to Santander
05 Aug 2010	RBS and Aviva Plans to Renew Strategic Partnership
06 Aug 2010	Interim Results 2010 - Part I of 12
06 Aug 2010	Interim Results 2010 - Part 2 of 12
06 Aug 2010	Interim Results 2010 - Part 3 of 12
06 Aug 2010	Interim Results 2010 - Part 4 of 12
06 Aug 2010	Interim Results 2010 - Part 5 of 12
06 Aug 2010	Interim Results 2010 - Part 6 of 12
06 Aug 2010	Interim Results 2010 - Part 7 of 12
06 Aug 2010	Interim Results 2010- Part 8 of 12
06 Aug 2010	Interim Results 2010 - Part 9 of 12
06 Aug 2010	Interim Results 2010 - Part I0 of 12
06 Aug 2010	Interim Results 2010 - Part 11 of 12
06 Aug 2010	Interim Results 2010 - Part 12 of 12
06 Aug 2010	RBS to Sell Interest in Global Merchant Services
09 Aug 2010	Director/PDMR Shareholding
09 Aug 2010	Publication of Prospectus
09 Aug 2010	The Royal Bank of Scotland plc - Publication of Registration Document
09 Aug 2010	Publication of Registration Document
10 Aug 2010	The Royal Bank of Scotland plc - Publication of Prospectus
13 Aug 2010	The Royal Bank of Scotland plc - Form 8.5 (Dana Petroleum plc)
16 Aug 2010	The Royal Bank of Scotland plc - Article 8 Notifications
17 Aug 2010	Sale of Loan Portfolio to Intermediate Capital
18 Aug 2010	Publication of Prospectus
18 Aug 2010	The Royal Bank of Scotland plc - RBS Senior Notes
18 Aug 2010	Director/PDMR Shareholding
19 Aug 2010	The Royal Bank of Scotland plc - Publication of Prospectus
19 Aug 2010	Ulster Bank Ireland Limited - Publication of Prospectus
23 Aug 2010	The Royal Bank of Scotland plc - Amendment to Final Terms
23 Aug 2010	The Royal Bank of Scotland plc - Amendment to Pricing Supplement
24 Aug 2010	The Royal Bank of Scotland plc - Publication of Prospectus
25 Aug 2010	National Westminster Bank Plc - Dividend Declaration
25 Aug 2010	Dividend Declaration
27 Aug 2010	The Royal Bank of Scotland plc - Supplementary Prospectus
27 Aug 2010	The Royal Bank of Scotland plc - Supplementary Prospectus
27 Aug 2010	Supplementary Prospectus
27 Aug 2010	National Westminster Bank Plc -Interim Results 2010
27 Aug 2010	The Royal Bank of Scotland plc - Interim Results 2010
31 Aug 2010	Total Voting Rights
31 Aug 2010	The Royal Bank of Scotland NV - Half Yearly Report
31 Aug 2010	RBS Holdings NV EC Restrictions Commencement Date
02 Sep 2010	The Royal Bank of Scotland NV - Publication of Prospectus
03 Sep 2010	The Royal Bank of Scotland plc - Amendment to Final Terms
06 Sep 2010	The Royal Bank of Scotland plc - Article 8 Notifications
06 Sep 2010	The Royal Bank of Scotland plc - Article 8 Notification
07 Sep 2010	The Royal Bank of Scotland plc - Article 8 Notification
07 Sep 2010	The Royal Bank of Scotland plc - Article 8 Notification
08 Sep 2010	The Royal Bank of Scotland plc - Publication of Final Terms
08 Sep 2010	Director/PDMR Shareholding
09 Sep 2010	Director/PDMR Shareholding
13 Sep 2010	Contract Extension
14 Sep 2010	The Royal Bank of Scotland plc - Offering Documents
14 Sep 2010	BarCap 2010 Global Financial Services Conference
16 Sep 2010	The Royal Bank of Scotland plc - Amendment to Final Terms
16 Sep 2010	The Royal Bank of Scotland plc - Article 8 Notifications
17 Sep 2010	The Royal Bank of Scotland plc - Article 8 Notifications
17 Sep 2010	The Royal Bank of Scotland plc - Article 8 Notification
20 Sep 2010	Sale of Sempra Energy Solutions Business Line
24 Sep 2010	The Royal Bank of Scotland plc - Supplementary Prospectus
24 Sep 2010	Supplementary Prospectus
24 Sep 2010	The Royal Bank of Scotland plc - Publication of Prospectus
24 Sep 2010	The Royal Bank of Scotland plc - Publication of Prospectus
24 Sep 2010	The Royal Bank of Scotland plc - Article 8 Notifications
27 Sep 2010	RBS N.V. Agrees to Sale of Chilean Business
28 Sep 2010	Bank of America Merrill Lynch Banking Conference
29 Sep 2010	Publication of Final Terms
30 Sep 2010	The Royal Bank of Scotland plc - Supplementary Prospectus
30 Sep 2010	Total Voting Rights
01 Oct 2010	The Royal Bank of Scotland plc - Article 8 Notification
05 Oct 2010	Holding(s) in Company
07 Oct 2010	Sale of North American Power and Gas
08 Oct 2010	Director/PDMR Shareholding
13 Oct 2010	Amendment to Final Terms
14 Oct 2010	Holding(s) in Company
15 Oct 2010	The Royal Bank of Scotland plc - Article 8 Notifications
15 Oct 2010	Article 8 Notification
18 Oct 2010	The Royal Bank of Scotland plc - Publication of Final Terms
22 Oct 2010	The Royal Bank of Scotland plc - Notice of Warrant Holders
27 Oct 2010	The Royal Bank of Scotland plc - Article 8 Notifications
27 Oct 2010	Holding(s) in Company
28 Oct 2010	Article 8 Notifications
28 Oct 2010	Holding(s) in Company
29 Oct 2010	Total Voting Rights
01 Nov 2010	Sale by RBS Sempra Commodities
04 Nov 2010	The Royal Bank of Scotland plc - Amendment to Final Terms
04 Nov 2010	The Royal Bank of Scotland plc - Article 8 Notification
05 Nov 2010	Interim Management Statement Part 1 of 11
05 Nov 2010	Interim Management Statement Part 2 of 11
05 Nov 2010	Interim Management Statement Part 3 of 11
05 Nov 2010	Interim Management Statement Part 4 of 11
05 Nov 2010	Interim Management Statement Part 5 of 11
05 Nov 2010	Interim Management Statement Part 6 of 11
05 Nov 2010	Interim Management Statement Part 7 of 11
05 Nov 2010	Interim Management Statement Part 8 of 11
05 Nov 2010	Interim Management Statement Part 9 of 11
05 Nov 2010	Interim Management Statement Part 10 of 11
05 Nov 2010	Interim Management Statement Part 11 of 11
05 Nov 2010	The Royal Bank of Scotland plc - Publication of Prospectus
05 Nov 2010	Publication of Prospectus
05 Nov 2010	The Royal Bank of Scotland plc - Amendment to Final Terms
05 Nov 2010	The Royal Bank of Scotland plc - Article 8 Notification
08 Nov 2010	Director Declaration
08 Nov 2010	Director/PDMR Shareholding
09 Nov 2010	The Royal Bank of Scotland plc - Article 8 Notifications
10 Nov 2010	The Royal Bank of Scotland plc - Article 8 Notification
10 Nov 2010	The Royal Bank of Scotland plc - Article 8 Notification
10 Nov 2010	Holding(s) in Company
10 Nov 2010	Ulster Bank Ireland Limited - Supplementary Prospectus
12 Nov 2010	RBS Investor Round Tables on UK Retail Division
15 Nov 2010	Proposed Sale of Non-Core Project Finance Assets
16 Nov 2010	The Royal Bank of Scotland plc - Article 8 Notification
19 Nov 2010	The Royal Bank of Scotland plc - Article 8 Notification
19 Nov 2010	Non-Voting Deferred Shares of £0.01
23 Nov 2010	Holding(s) in Company
23 Nov 2010	Director/PDMR Shareholding
25 Nov 2010	National Westminster Bank Plc - Dividend Declaration
25 Nov 2010	Dividend Declaration
30 Nov 2010	Total Voting Rights
01 Dec 2010	RBS completes sale of Global Merchant Services
01 Dec 2010	RBS Completes Sale of Key Sempra JV Assets
02 Dec 2010	The Royal bank of Scotland N.V. - Supplementary Prospectus
03 Dec 2010	RBS N.V. agrees share sale of RBS Uzbekistan
03 Dec 2010	Holding(s) in Company
03 Dec 2010	Holding(s) in Company
06 Dec 2010	The Royal Bank of Scotland plc - Article 8 Notifications
06 Dec 2010	The Royal Bank of Scotland plc - Article 8 Notifications
08 Dec 2010	Director/PDMR Shareholding
09 Dec 2010	The Royal Bank of Scotland plc - Article 8 Notification
09 Dec 2010	The Royal Bank of Scotland plc - Supplementary Prospectus
09 Dec 2010	The Royal Bank of Scotland plc - Supplementary Prospectus
15 Dec 2010	Update on Retail & Commercial Business in China
15 Dec 2010	Blocklisting Six Monthly Return
15 Dec 2010	Block Listing Application
16 Dec 2010	The Royal Bank of Scotland plc - Article 8 Notifications
16 Dec 2010	Director/PDMR Shareholding
17 Dec 2010	Sale of Non-Core Project Finance Assets to BTMU
20 Dec 2010	Director/PDMR Shareholding
23 Dec 2010	Conversion of Securities
24 Dec 2010	The Royal Bank of Scotland plc - Supplementary Prospectus
30 Dec 2010	The Royal Bank of Scotland plc - Article 8 Notification
31 Dec 2010	The Royal Bank of Scotland plc - Publication of Prospectus
31 Dec 2010	The Royal Bank of Scotland plc - Publication of Prospectus
31 Dec 2010	Publication of Prospectus
31 Dec 2010	Publication of Prospectus
31 Dec 2010	Total Voting Rights
05 Jan 2011	The Royal Bank of Scotland plc - RBS Senior Notes
05 Jan 2011	Holding(s) in Company
06 Jan 2011	Holding(s) in Company
07 Jan 2011	The Royal Bank of Scotland plc - Article 8 Notifications
07 Jan 2011	The Royal Bank of Scotland plc - Article 8 Notification
10 Jan 2011	Holding(s) in Company
10 Jan 2011	Director/PDMR Shareholding
11 Jan 2011	RBS Agrees Settlement with FSA
11 Jan 2011	RBS Sempra Commodities Agrees to Sell Assets
12 Jan 2011	The Royal Bank of Scotland plc - Publication of Final Terms
14 Jan 2011	Holding(s) in Company
17 Jan 2011	The Royal Bank of Scotland plc - Article 8 Notification
18 Jan 2011	RBS agrees sale of Priory Group
21 Jan 2011	Temporary Suspension- British Airways PLC
24 Jan 2011	The Royal Bank of Scotland plc - Publication of Prospectus
24 Jan 2011	The Royal Bank of Scotland plc - Notice to Warrant Holders
26 Jan 2011	The Royal Bank of Scotland plc - Notice to Warrant Holders
28 Jan 2011	The Royal Bank of Scotland plc - Article 8 Notification
31 Jan 2011	Total Voting Rights
01 Feb 2011	Form 8.3 - [AssetCo plc]
02 Feb 2011	The Royal Bank of Scotland plc - Cancellation of Securities and Article 8 Notice
03 Feb 2011	The Royal Bank of Scotland plc - Article 8 Notification
03 Feb 2011	The Royal Bank of Scotland plc - Article 8 Notification
03 Feb 2011	The Royal Bank of Scotland plc - Article 8 Notification
08 Feb 2011	Director/PDMR Shareholding
10 Feb 2011	The Royal Bank of Scotland plc - Article 8 Notifications
11 Feb 2011	The Royal Bank of Scotland plc - Article 8 Notifications
16 Feb 2011	The Royal Bank of Scotland plc - Publication of Prospectus
23 Feb 2011	The Royal Bank of Scotland plc - Notice of Noteholders
24 Feb 2011	Final Results - Part 1 of 13
24 Feb 2011	Final Results - Part 2 of 13
24 Feb 2011	Final Results - Part 3 of 13
24 Feb 2011	Final Results - Part 4 of 13
24 Feb 2011	Final Results - Part 5 of 13
24 Feb 2011	Final Results - Part 6 of 13
24 Feb 2011	Final Results - Part 7 of 13
24 Feb 2011	Final Results - Part 8 of 13
24 Feb 2011	Final Results - Part 9 of 13
24 Feb 2011	Final Results - Part 10 of 13
24 Feb 2011	Final Results - Part 11 of 13
24 Feb 2011	Final Results - Part 12 of 13
24 Feb 2011	Final Results - Part 13 of 13
24 Feb 2011	Directorate Change
25 Feb 2011	National Westminster Bank Plc - Dividend Declaration
25 Feb 2011	Dividend Declaration
25 Feb 2011	The Royal Bank of Scotland plc - Publication of Registration Document
25 Feb 2011	Publication of Prospectus
25 Feb 2011	Publication of Registration Document
25 Feb 2011	Director/PDMR Shareholding
28 Feb 2011	The Royal Bank of Scotland plc - Publication of Supplement to Prospectus
28 Feb 2011	Total Voting Rights
03 March 2011	The Royal Bank of Scotland plc - Publication of Prospectus
03 March 2011	The Royal Bank of Scotland plc - Article 8 Notification
04 Mar 2011	The Royal Bank of Scotland plc - Publication of Prospectus
04 Mar 2011	The Royal Bank of Scotland plc - Cancellation of Securities and Art 8 Notification
04 Mar 2011	Holding(s) in Company
07 Mar 2011	Investor Round Table on US Business
07 Mar 2011	The Royal Bank of Scotland plc - Article 8 Notifications
07 Mar 2011	The Royal Bank of Scotland plc - Article 8 Notification
08 Mar 2011	Publication of Prospectus
08 Mar 2011	Director/PDMR Shareholding
08 Mar 2011	Director/PDMR Shareholding
08 Mar 2011	Director/PDMR Shareholding
08 Mar 2011	Publication of Prospectus
09 Mar 2011	The Royal Bank of Scotland plc - Publication of Supplement to Prospectus
10 Mar 2011	Publication of Final Terms
11 Mar 2011	Holding(s) in Company
11 Mar 2011	RBS sells Brighton Hilton Hotel to Topland Group
15 Mar 2011	Form 8.3 - [AssetCo plc]
15 Mar 2011	Holding(s) in Company
16 Mar 2011	Form 8.3 - [AssetCo plc]
17 Mar 2011	The Royal Bank of Scotland plc - Article 8 Notification
17 Mar 2011	The Royal Bank of Scotland plc - Article 8 Notification
17 Mar 2011	Annual Report & Accounts/Remuneration Disclosures
18 Mar 2011	Publication of Prospectus
18 Mar 2011	The Royal Bank of Scotland plc - Publication of Supplement to Prospectuses
21 Mar 2011	The Royal Bank of Scotland plc - Article 8 Notification
23 Mar 2011	RBS agrees sale of Spanish real estate assets
28 Mar 2011	The Royal Bank of Scotland plc - Amendment to Final Terms
28 Mar 2011	The Royal Bank of Scotland plc - Amendment to Final Terms
29 Mar 2011	Final Results
29 Mar 2011	Morgan Stanley European Financials Conference
29 Mar 2011	The Royal Bank of Scotland plc - Amendment to Final Terms
29 Mar 2011	The Royal Bank of Scotland plc - Amendment to Final Terms
30 Mar 2011	National Westminster Bank Plc - Final Results
30 Mar 2011	The Royal Bank of Scotland plc - Final Results
31 Mar 2011	The Royal Bank of Scotland plc - Amendment to Final Terms
31 Mar 2011	Total Voting Rights
31 Mar 2011	Pillar 3 Disclosure
01 Apr 2011	Filing of Annual Report on Form 20-F With US SEC
01 Apr 2011	The Royal Bank of Scotland plc - Supplementary Prospectus
01 Apr 2011	RBS NV - DPA Deferral Period
01 Apr 2011	Supplementary Prospectus
01 April 2011	The Royal Bank of Scotland plc - Publication of Prospectus
04 Apr 2011	The Royal Bank of Scotland plc - Supplementary Prospectus
06 Apr 2011	The Royal Bank of Scotland plc - Article 8 Notification
06 Apr 2011	The Royal Bank of Scotland plc - Article 8 Notification
06 Apr 2011	The Royal Bank of Scotland plc - Article 8 Notification
06 Apr 2011	The Royal Bank of Scotland plc - Article 8 Notification
07 Apr 2011	The Royal Bank of Scotland plc - Publication of Prospectus
07 Apr 2011	Publication of Prospectus
07 Apr 2011	The Royal Bank of Scotland plc - Amendment to Final Terms
08 Apr 2011	RBS Investor Seminars on its UK Corporate Division
08 Apr 2011	Director/PDMR Shareholding
12 Apr 2011	Form 8.3

        Details of all regulatory announcements can be found in full on the Market News pages of the London Stock Exchange website under codes RBS; 07IE; NATN/86OI; 50LT, FAP and 68IY at:
        http://www.londonstockexchange.com/exchange/prices-and-news/news/market-news/market-news-home.html.

        The Company also has a secondary listing on the New York Stock Exchange. The Company has submitted filings to the US Securities and Exchange Commission ("SEC"). Full details of the filings can be found on the SEC's website at     www.sec.gov.

        The Company has a secondary listing on Euronext - Amsterdam. Further information and details regarding this listing can be found at http://www.euronext.com.

2. Documents filed at Companies House

        The Company and/or The Royal Bank of Scotland plc and/or National Westminster Bank Plc have submitted filings to Companies House in relation to:

- the appointment and resignation of Directors and Secretaries
- the filing of Group accounts
- alterations to the Memorandum and Articles of Association
- the particulars of a mortgage or charge
- the statement of capital
- the allotment of shares
- annual returns
- notification of particulars of variation of rights attached to shares
- notification of name or designation of class of shares
- the disapplication of pre-emption rights
- redemption and division of shares
- return of purchase of own shares
- special resolutions
- notification of cancellation of shares

        The documents were filed with the Registrar of Companies at Companies House and can be obtained from Companies House, Crown Way, Maindy, Cardiff, CF14 3UZ   or through Companies House Direct at
        www.direct.companieshouse.gov.uk.

3. Documents sent to Shareholders

- Circular and Notice of Annual General Meeting (March 2011)

       The Company's Annual Report and Accounts for the period ended 31 December 2010 was filed with the UK Listing Authority National Storage Mechanism on 17 March 2011 and is also available for viewing on the Investor Relations section of the Company's website at www.rbs.com.

Further information regarding the Company can be found at www.rbs.com.

This annual information update is required by and is being made pursuant to Article 10 of the Prospectus Directive as implemented in the UK by Prospectus Rule 5.2 and not for any other purpose.  Neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of the information contained therein (except as may expressly be set out therein).  The information referred to above is not necessarily up to date as at the date of this annual information update and the Company does not undertake any obligation to update any such information in the future.  Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction.  Neither this annual information update, nor the information referred to above, constitute, by virtue of this communication, an offer of any securities addressed to any person and should not be relied on by any person.

Jan Cargill
Deputy Secretary
The Royal Bank of Scotland Group plc

14 April 2011

Exhibit 7

Publication of Prospectus

       The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc £90,000,000,000 Euro Medium Term Note Programme dated 19 April 2011

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2224F_-2011-4-19.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact:

Emete Hassan
Head of Debt Investor Relations
The Royal Bank of Scotland Group plc
280 Bishopsgate
London EC2M 4RB

TEL: + 44 20 7672 1758
FAX: + 44 20 7672 1801

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 8

THE ROYAL BANK OF SCOTLAND GROUP PLC

        DIVIDEND ON 11 PER CENT AND 5.5 PER CENT CUMULATIVE PREFERENCE SHARES FOR THE HALF YEAR TO 31 MARCH 2011

        The Directors have declared half-yearly dividends on the 11 per cent and the 5.5 per cent cumulative preference shares. The dividends will be paid on 31 May 2011 at the rate of 5.5 per cent and 2.75 per cent, respectively and will be paid to those preference shareholders on the Register at the close of business on 6 May 2011.

        26 April 2011

        End

Exhibit 9

        Publication of Prospectus

        The following prospectus has been approved by the UK Listing Authority and is available for viewing:

        Supplementary Offering Memorandum to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc
        U.S.$35,000,000,000 Medium-Term Note Program dated 27 April 2011

        To view the full document, please paste the following URL into the address bar of your browser.

        http://www.rns-pdf.londonstockexchange.com/rns/5581F_-2011-4-27.pdf

        A copy of the above Supplementary Offering Memorandum has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

        For further information, please contact:

        Emete Hassan
        Head of Debt Investor Relations
        The Royal Bank of Scotland Group plc
        280 Bishopsgate
        London EC2M 4RB

        TEL: + 44 20 7672 1758
        FAX: + 44 20 7672 1801

        DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Offering Memorandum (and the Offering Memorandum to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Offering Memorandum) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Offering Memorandum is not addressed. Prior to relying on the information contained in the Offering Memorandum and the Supplementary Offering Memorandum you must ascertain from the Offering Memorandum whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 10

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date:
28 April 2011

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:
The Royal Bank of Scotland Group plc
Combined Blocklisting.
Can be used to satisfy option exercises and/or share vestings under the following share plans:- The Royal Bank of Scotland Group plc
2007 Sharesave Plan; The Royal Bank of Scotland Group plc 2007 Irish Sharesave Plan; The Royal Bank of Scotland Group plc 2007 Executive Share Option Plan; The Royal Bank of Scotland Group plc Medium-term Performance Plan; The Royal Bank of Scotland Group plc 2010 Long Term Incentive Plan; The Royal Bank of Scotland Group plc 2010 Deferral Plan

Period of return:	From:	1 October 2010	To:	31 March 2011
Balance of unallotted securities under scheme(s) from previous return:		0
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		300,000,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		117,627,466
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		182,372,534

Name of contact:	Mr Peter Helmn
Telephone number of contact:	0131 556 8555

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date:
28 April 2011

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2007 Sharesave Plan
Period of return:	From:	1 October 2010	To:	31 March 2011
Balance of unallotted securities under scheme(s) from previous return:		68,790,691
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		4,689,978
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		64,100,713

Name of contact:	Mr Peter Helmn
Telephone number of contact:	0131 556 8555

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date:
28 April 2011

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2007 Irish Sharesave Plan
Period of return:	From:	1 October 2010	To:	31 March 2011
Balance of unallotted securities under scheme(s) from previous return:		4,797,508
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		416,112
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		4,381,396

Name of contact:	Mr Peter Helmn
Telephone number of contact:	0131 556 8555

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date:
28 April 2011

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 1997 Sharesave Scheme
Period of return:	From:	1 October 2010	To:	31 March 2011
Balance of unallotted securities under scheme(s) from previous return:		68,179,204
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		68,179,204

Name of contact:	Mr Peter Helmn
Telephone number of contact:	0131 556 8555

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date:
28 April 2011

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2007 Executive Share Option Plan
Period of return:	From:	1 October 2010	To:	31 March 2011
Balance of unallotted securities under scheme(s) from previous return:		19,601,065
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		312,500
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		19,288,565

Name of contact:	Mr Peter Helmn
Telephone number of contact:	0131 556 8555

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date:
28 April 2011

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 1999 Executive Share Option Scheme
Period of return:	From:	1 October 2010	To:	31 March 2011
Balance of unallotted securities under scheme(s) from previous return:		53,420,571
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		53,420,571

Name of contact:	Mr Peter Helmn
Telephone number of contact:	0131 556 8555

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date:
28 April 2011

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc Medium-term Performance Plan
Period of return:	From:	1 October 2010	To:	31 March 2011
Balance of unallotted securities under scheme(s) from previous return:		2,432,742
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		2,432,742

Name of contact:	Mr Peter Helmn
Telephone number of contact:	0131 556 8555

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date:
28 April 2011

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc Employee Share Ownership Plan
Period of return:	From:	1 October 2010	To:	31 March 2011
Balance of unallotted securities under scheme(s) from previous return:		34,367,742
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		34,367,742

Name of contact:	Mr Peter Helmn
Telephone number of contact:	0131 556 8555

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date:
28 April 2011

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc Option 2000 Scheme
Period of return:	From:	1 October 2010	To:	31 March 2011
Balance of unallotted securities under scheme(s) from previous return:		13,694,400
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		13,694,400

Name of contact:	Mr Peter Helmn
Telephone number of contact:	0131 556 8555

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date:
28 April 2011

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		National Westminster Bank Group 1994 Executive Share Option Scheme
Period of return:	From:	1 October 2010	To:	31 March 2011
Balance of unallotted securities under scheme(s) from previous return:		2,826,990
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		2,826,990

Name of contact:	Mr Peter Helmn
Telephone number of contact:	0131 556 8555

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date:
28 April 2011

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The 1999 NatWest Group Sharesave Scheme
Period of return:	From:	1 October 2010	To:	31 March 2011
Balance of unallotted securities under scheme(s) from previous return:		6,403,971
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		6,403,971

Name of contact:	Mr Peter Helmn
Telephone number of contact:	0131 556 8555

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date:
28 April 2011

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		First Active plc 1998 SAYE Scheme
Period of return:	From:	1 October 2010	To:	31 March 2011
Balance of unallotted securities under scheme(s) from previous return:		743,838
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		743,838

Name of contact:	Mr Peter Helmn
Telephone number of contact:	0131 556 8555

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date:
28 April 2011

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		First Active plc 2001 SAYE Scheme
Period of return:	From:	1 October 2010	To:	31 March 2011
Balance of unallotted securities under scheme(s) from previous return:		644,769
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		644,769

Name of contact:	Mr Peter Helmn
Telephone number of contact:	0131 556 8555

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date:
28 April 2011

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		First Active plc 1998 Share Option Scheme
Period of return:	From:	1 October 2010	To:	31 March 2011
Balance of unallotted securities under scheme(s) from previous return:		735,654
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		735,654

Name of contact:	Mr Peter Helmn
Telephone number of contact:	0131 556 8555

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date:
28 April 2011

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		First Active plc 2002 Approved Share Option Scheme
Period of return:	From:	1 October 2010	To:	31 March 2011
Balance of unallotted securities under scheme(s) from previous return:		692,652
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		692,652

Name of contact:	Mr Peter Helmn
Telephone number of contact:	0131 556 8555

Exhibit 11

        The Royal Bank of Scotland Group plc
        Total Voting Rights - Conformity with the Disclosure and Transparency Rules

        In conformity with the Disclosure and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 28 April 2011:

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			28-Apr-11

Ordinary shares of £0.25	58,580,014,808	1	58,580,014,808
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Non-cumulative Preference Shares of £1 (series 1)	54,442	1	54,442
Non-cumulative Preference Shares of €0.01 (Series 1)	1,250,000	4	5,000,000
Non-cumulative Preference Shares of €0.01 (Series 2)	784,989	4	3,139,956
Non-cumulative Preference Shares of €0.01 (Series 3)	9,429	1	9,429
Non-cumulative Preference Shares of US$0.01 (Series M)	23,125,869	4	92,503,476
Non-cumulative Preference Shares of US$0.01 (Series N)	22,113,160	4	88,452,640
Non-cumulative Preference Shares of US$0.01 (Series P)	9,883,307	4	39,533,228
Non-cumulative Preference Shares of US$0.01 (Series Q)	20,646,938	4	82,587,752
Non-cumulative Preference Shares of US$0.01 (Series R)	10,163,932	4	40,655,728
Non-cumulative Preference Shares of US$0.01 (Series S)	26,449,040	1	26,449,040
Non-cumulative Preference Shares of US$0.01 (Series T)	51,245,839	1	51,245,839
Non-cumulative Preference Shares of US$0.01 (Series U)	10,130	1	10,130
Series 1 class B shares of £0.01	51,000,000,000	N/A	N/A

Total:	109,746,651,883		59,013,256,468

        of which none are held in Treasury.

The above figures may be used by shareholders of the respective classes of shares as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in their shareholding, under the FSA's Disclosure and Transparency Rules.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 May 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary